EXHIBIT 99.1

SINOVAC COMPLETES IMMUNIZATION SCHEDULE
IN THE PHASE I CLINICAL TRIAL OF ITS PROPRIETARY
AVIAN INFLUENZA VACCINE (H5N1)

Beijing, April 10, 2006 (Xinhua PR Newswire) -- Sinovac Biotech Ltd. (AMEX: SVA) announced today that all 120 volunteers in the Phase I clinical trial of its avian influenza vaccine (H5N1) have completed the two shot regimen of either the vaccine or a placebo.

All 120 volunteers (aged 18 - 60 years) in the clinical trial were thoroughly evaluated and medically documented prior to entering the vaccination program.  The clinical trial was conducted on a 0 and 28 day dose immunization schedule.  Sinovac expects to take blood samples from volunteers to analyze the antibody growth and effectiveness of the vaccine.

Sinovac’s CEO, Mr. Weidong Yin commented, “Everything is progressing as we expected. Teaming up with the China CDC is extremely beneficial. We are working hard together to produce a safe and effective vaccine that I believe will benefit the whole world.”

About Sinovac

Sinovac Biotech Ltd. is a world-class Chinese biopharmaceutical company, focused on research, development and commercialization of vaccines designed to combat human infectious diseases.  Sinovac’s vaccines include Healive™ (hepatitis A), Bilive™ (hepatitis B) and Anflu™ (influenza).  Sinovac has vaccines in clinical trials to combat avian influenza (bird flu) and SARS.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

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CONTACT:
Craig H. Bird
Segue Investor Relations
(215) 782 - 8682
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Email: sinovac@verizon.net